

Mail Stop 4561

September 8, 2008

<u>VIA U.S. MAIL AND FAX (732) 584-5297</u>

David Bassin, Chief Financial Officer
inVentiv Health, Inc.
200 Cottontail Lane Vantage Court North
Somerset, NJ 08873

> **Re:    inVentiv Health, Inc**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-30318**
> **Schedule 14A**
> **Filed April 29, 2008**
> **File No. 000-30318**

Dear Mr. Bassin:

We have reviewed your filing and have the following comments.  Please be as detailed as necessary in your explanations.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition</u>

1.    The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused.  In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks.  Please revise future filings to expand the Introduction and tell us how you plan to comply.  For example, we note that acquisitions contributed significantly to your year-over-year growth in 2007, but it is not clear whether this is a trend that management expects to continue.  Refer to Release No. 33-3850 (Dec. 19, 2003).

Year ended December 31, 2007 compared to year ended December 31, 2006

2. We note the disclosure earlier that it is difficult to compare period to period financial results because of your acquisitions. As such, please tell us the portion of the revenues that are attributable to acquisitions in 2007. This information should be provided in the aggregate and on a segmented basis. In addition, please provide this disclosure in future filings.

Liquidity and Capital Resources

3. Please tell us why you did not include Advogent and Liedler in the list under the caption "acquisitions and divestitures" earlier in your Item 1 disclosure or in Note 3 to your financial statements.

Schedule 14A Filed April 29, 2008

Compensation Discussion and Analysis

4. We note the disclosure that your base salaries are based on your employment agreements with named officers. Please discuss the material terms of those agreements and explain how they relate to the base salary and other compensation received by the named officers. Refer to Item 402(e)(i) of Regulation S-K. Provide such disclosure in future filings and tell us how you plan to comply.

Annual Bonus

5. We note that 70% of the bonuses are based on the achievement of financial targets. Please quantify the financial targets used in the formula to determine the non discretionary portion of the bonuses. Also, discuss how actual results compared to those targets resulting in the bonuses awarded for fiscal year 2007. Please refer to Compliance and Disclosure Interpretations Question 118.04 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for further guidance. Provide this in future filings and tell us how you plan to comply.

6. Please explain how the discretionary component of the annual bonuses was measured and how each named officers' discretionary bonus was determined.

Equity Based Incentive Awards

7. Please tell us the factors considered to explain how equity based incentive awards were made or not made to named officers for fiscal year 2007 and provide such disclosure in future filings.

\*   \*   \*   \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3785 with any questions.

Sincerely,


Karen Garnett
Assistant Director